Invest in CrowdLustro

An Equity Crowdfunding Aggregator and Research Platform


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Cleveland, OH
Min Investment $50
Max Raise $50,000
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CROWDLUSTRO.COM CHARLESTON SC

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Why you may want to invest in us...

1. 🔥 Equity Crowdfunding increased 77.6% from $134.8 million in 2019 to $239.4 million in 2020
2. 🚀 Equity Crowdfunding is projected to surpass $500 million in 2021
3. 🏛 Landmark SEC rule changes take effect March 15th, 2021
4. 🧩 Centralized crowdfunding platform to organize and serve the marketplace
5. ⭐ Crowdsourced diligence tool that sets the standard for investors
6. ⏱ Over 2000+ CrowdFunding deals extensively documented since inception
7. 🔑 Lucrative opportunities for data monetization across numerous client bases
8. 🏆 Founding Investor with 30+ years in finance, a proven track record, and a successful exit history

Why investors ❤ us

WE'VE RAISED $50,000 SINCE OUR FOUNDING



I am investing in CrowdLustro because the opportunity to participate in such an innovative and rapidly growing marketplace is rare. I have worked and invested in numerous startups ranging from, healthcare to consulting, and real estate over my career and have been working in Equity Crowdfunding for a Legal Technology company since 2018.

Equity crowdfunding is still in its infancy and is poised for exponential growth in the coming years. The recent SEC rule changes increasing the maximum raise to $5 million should only pour fuel on an already flaming industry. Given the rapid expansion of Regulation Crowdfunding and the increasing number

of platforms, there is a critical need for deal aggregation, organization and diligence. Without a centralized investment search platform like CrowdLustro the amount of funding platforms and deals alone makes organizing and tracking overwhelming for investors.

In addition to the opportunities created by the growing market, there is a lack of research and no foundation for investors to collaborate with each other on performing research and diligence on the companies raising money. CrowdLustro will provide the opportunity for investors to share information, knowledge and expertise.
CrowdLustro is perfectly positioned to elevate and optimize Equity Crowdfunding while growing exponentially along side the industry

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Tom Loutrel Senior Account Executive at LawCloud

LEAD INVESTOR INVESTING $5,000 THIS ROUND

Our team



Michael Knox
Founding Investor
Former Wall Street Hedge Fund Manager. Mike successfully exited his business to a public company and is currently CEO of LawCloud (formerly iDisclose) and involved with private equity investments in early-stage startups.



JB Joseph
President & Co-Founder
Angel & Venture Capital background, Experienced Operator, JD/MBA Education. JB has expertise in equity crowdfunding gained from his previous position as head of operations at LawCloud, a legal and regulatory technology company.



Tom Locke
Software Developer
Former Tech Startup CTO with a history of senior developer positions. Tom is an enterprising developer with a stable of independently developed innovative software solutions, published tech author.

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In the news

CrowdLustro, An Equity Crowdfunding Aggregator And Research Platform, Announces Official Launch

Online PR News - 23-October-2020 - CrowdLustro, a web-based equity crowdfunding aggregator, announced its official launch today. CrowdLustro offers a well-organized searchable database that brings

October 23, 2020 @ markets.financialcontent.com

CrowdLustro Summary

CrowdLustro is an aggregation and due diligence platform for equity crowdfunding officially launched in October 2020. CrowdLustro assists both new and experienced investors in their research and analysis of equity crowdfunding deals by aggregating investment opportunities offered across *all* FINRA registered crowdfunding portals (such

investment opportunities offered across *all* FINRA registered crowdfunding portals (such as Wefunder) and providing crowdsourced diligence reports.

The Problem | A Fragmented Marketplace

As the market grows, investors face ever increasing challenges on two fronts. First, it is inconvenient and confusing to reconcile the vast number of deals and the growing number of crowdfunding portals *to find the deals that are right for you*. Second, it becomes increasingly difficult to find the time to properly research deals, especially if you are seeking investment diversification.

The Solution | Aggregation & Research

CrowdLustro *is* the solution! A single platform that aggregates deals across all Reg CF portals and presents them in a single user-friendly interface that allows for easy quick reviews, easy sorting functionality, summarization of the deal, and links to their offering page on every portal. Additionally, a unique contributor model that allows users to publish reports and add value to the due diligence process. Crowdsourced diligence - Leveraging the knowledge of the crowd.

Easily Browse Hundreds of Equity Crowdfunding Investment Opportunities

The volume of equity crowdfund offerings has been steadily increasing since the first campaigns launched in summer of 2016, and with more than 60+ FINRA approved crowdfunding portals and hundreds of concurrent ongoing offerings at any given moment, finding the investment that's right for you can be a time consuming and laborious task.



With CrowdLustro, you're able to quickly and easily review deals using familiar Deal Cards that display the basic information of each offering without you having to click into each deal to understand the most basic terms of the investment.

Search, Sort, Filter, Track, Alerts | Organize Your Investing

Find the types of investments you're looking for without having to wade through hundreds of companies that don't interest you. Most investors only need a quick look to determine if they want to see more details.





CrowdLustro alleviates this issue by gathering investment opportunities from *every* platform and presenting them in a single easy-to-use platform for you to enjoy.


Set up automatic alerts
so you never miss a deal
Deals are condensed into
easy to understand cards
Sort and filter deals easily and intelligently
with our advanced search features

Mix and match filters to narrow your searches down based on a variety of criteria, including: Industry, Security Type, Offering Platform, Offering Type, Capital Sought, Filing Dates, State, and Zip Code. You can even set up saved searches that will alert you every day if a new offering matches your predetermined investment criteria.

Crowdsourced Diligence | Contributor Program

CrowdLustro features a Contributor program, similar to platforms such as Seeking Alpha. This separate tier of users are afforded the privilege to access a Deal Reports drafting interface wherein they proffer opinions and share research on investment opportunities for all users to view. Contributors can build their own personal rating and reputation on the platform.


Company Summary
Deal Terms
Management Team
Use of Proceeds
Investor Perks
Investor Discussion

Deal reports are accessible to all users on the platform. A cornerstone of CrowdLustro's mission is to *"shed light"* on equity crowdfunding deals and leverage the enormous knowledge and power of the crowd to improve the due diligence process in a market that

is currently severely lacking in independent research. *We hope this will allow deals with higher likelihoods of success to work their way to the top and help investors avoid deals that may be lacking traditional key attributes of successful ventures.*

Proven Founding Investor | Successful Exit History

To date, CrowdLustro has been exclusively funded by our Founding Investor, Michael Knox, through his private equity firm, Gold Ridge Asset Management. Knox is currently the **CEO of LawCloud, a legal and regulatory technology company** operating in the crowdfunding space. Further, Knox, **a previous hedge fund manager**, who holds a CFA designation and has an MBA from The University of Chicago Booth School of Business, has **extensive experience as both an entrepreneur and an investor**.

Previously, Knox was the principal Founder and majority shareholder of Xtract Research which grew to **over $10 million of annual recurring revenue** and was sold in 2012 in a highly successful transaction to a European public company.

Planned Features | Massive Future Opportunities

CrowdLustro's initial focus is growing our base of users and Contributors. As that grows, we see a wide range of opportunities to add value to these users and the overall market and for monetization of the platform. Here are some of the future services that we plan on completing in 2021 following a successful equity crowdfunding raise:

- AI Driven Deal Selection
- Quantitative Analytics System & Data Monetization
- Offering Rating System
- Contributor Rating System/Gamification
- Portfolio Monitoring System
- Accredited Investor/Reg D Deal Platform
- Single Sign-On Platform Integration for Investors
- Premium Report Service
- Test the Waters Aggregation
- Small Business M&A Platform
- International Crowd Funding Aggregation

Market Statistics | A Promising Outlook

Equity crowdfunding has had several recent record-breaking quarters for both Form C filing volume as well as cumulative investments made. It was these figures and a variety of projections that ultimately dictated when it was appropriate to officially debut CrowdLustro.


Quarterly Investments in Companies Raising Capital via Crowdfunding
Q1
Q2
Q3
Q4
$80,000,000
$70,000,000
$60,000,000
$50,000,000


$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
2016
2017
2018
2019
2020

Source: CrowdFund Capital Advisors

With nearly $500,000,000 raised by equity crowdfunding issuers from 2016 to late-2020, top portals boasting hundreds of thousands of users, and impending SEC rule changes that will allow issuers to raise nearly 5x more than they currently are permitted - We feel as though now is the time for the CrowdLustro solution.


Projected Quarterly Form C Filings - Rolling 12 Months
Form C Filings
1750
1550
1350
1150
950
750
550
350
150
*Projections assume flat issuance for the next three quarters then 30% annual growth

Source: Securities and Exchange Commission

**These projections are not guaranteed.*

Competition

The Company's primary competitor is KingsCrowd, but also has competition from Crowdability, AltShift, and So.Capital.

The Company's primary competitor is KingsCrowd, a technology company that features similar services but has a strong but narrow focus on data-driven quantitative analytics. The Company is not aware of any other entities which are focused on a crowdsourced research and due diligence solution. The Company plans to expand its service offerings and platform functionality following a successful capital raise that will allow the Company to parallel many of KingsCrowd's services and functionalities bringing us more in line with their value propositions while still maintaining differentiating factors that set us apart from KingsCrowd and other competitors in the market. It is possible that other larger entities with more resources than the Company could enter the market and become competitors.

Next Steps

We are raising funds to continue building out new features for our platform that will enable us to directly compete with our current competitor, KingsCrowd, and maintain or improve our current value propositions.

Investor Q&A

Investor Q&A

+ EXPAND ALL

What does your company do?

CrowdLustro gathers equity crowdfunding deals from all funding portals and makes them easily available to our users. Users are able to apply to become "Contributors" which allows them to draft and publish reports that assess companies offering crowdfunded securities. We allow users to very easily browse ALL Reg CF offerings and to filter and sort them using extensive search functionalities.

Where will your company be in 5 years?

Our plan will see us aggregating all Reg CF, Reg D, and Reg A+ offerings, including the international market of offerings. Further, we plan to have partnerships and APIs in place with as many CF portals as possible. Introduce a paid membership tier of features geared towards accredited investors and services allowing investors to monitor their portfolio of crowdfunding investments. This would include annual reports, single sign-on, quantitative analytics, etc. Projections are not guaranteed.

Why did you choose this idea?

The equity crowdfunding marketplace, while exciting and full of potential, is difficult to navigate and lacks research infrastructure. CrowdLustro solves this problem through comprehensive aggregation and crowdsourced due diligence.

How far along are you? What's your biggest obstacle?

We have completed the initial build of our platform and are launching simultaneously with the start of our crowdfunding raise on Wefunder. Currently our biggest obstacle is user acquisition and converting qualified users to Contributors. Due to the 600,000+ users Wefunder has and their asset class investment interests (equity crowdfunding) directly aligning with the market we're operating in, we feel strongly that we should be able to rapidly grow our user base within a narrow time frame.

Who competes with you? What do you understand that they don't?

There are several competitors that recognize opportunity in this space. The largest, KingsCrowd, has raised money through crowdfunding in the past; however, we think CrowdLustro has a broader understanding of the desired interface and the need for crowdsourced due diligence. We also think that more services need to be free to build a user base and that many investors are not willing to pay for many services at this point, but the value of users is still there without paid servicers through the value of the data, advertising and referrals of users to platforms.

How will you make money?

We believe there are a wide range of ways the platform will make money after a strong user base has been established. Examples are pay per click fees or referral fees from platforms for passing on investors to deals, paid membership fees for premium services, fees for portfolio monitoring services which allow users to view all of their investments in one place, data analytics for institutional or government entities who want data on the industry, general advertising for companies that want exposure to investors such as financial planners or accountants, deal promotion fees paid by issuers, new platform promotion for newer platforms looking to expand their investor base, and potential listing fees from the M&A platform introduction.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We have a proven lead investor and additional capital will help give us time to execute the plan. Adding users and Contributors is critical to our long-term revenue plan. In order to succeed, we need to implement various programs to encourage user growth including promotion through social media and other channels, but also through providing a highly value added and user-friendly experience on our site. Failure to grow the user base substantially would be problematic for the business, although we believe we can operate in a very lean fashion if necessary.

How will you acquire the critical mass of users necessary to build a fully operational platform and scale the business to profitability?

First, via our crowdfunding campaign, we expect a strong influx of new users into CrowdLustro. Simply put, there is no better way at this juncture to reach our target market of users more effectively and directly than placing ourselves in the middle of their paths while they are actively seeking new deals to invest in. Every investor in this space has encountered the pain point of having to browse across multiple platforms while searching for appealing and potentially lucrative investment opportunities. We are effectively utilizing Google AdWords to route investors to our site that are looking for a central location to browse all deals and/or are interested in researching deals they are considering. We are establishing a reputation as the destination for crowdfunding deal shopping. We plan to begin building partnerships with crowdfunding portals as soon as our campaign is launched on Wefunder. We received much positive feedback and clearly expressed interest in creating partnerships with CrowdLustro when considering which portal to launch our offering on.

What does CrowdLustro mean and how do you pronounce the name?

"Lustro" (pronounced, l-ew-str-O) means "shine" in Italian. The idea behind this being that we are shining a light upon, or illuminating, individual equity crowdfunding deals and bringing the best investment opportunities to the forefront of the marketplace so that investors are always making the most educated investment decision possible.

How do users become Content Contributors?

We have a proven lead investor and additional capital will help give us time to execute the plan. Adding users and Contributors is critical to our long-term revenue plan. In order to succeed, we need to implement various programs to encourage user growth including promotion through social media and other channels, but also through providing a highly value added and user-friendly experience on our site. Failure to grow the user base substantially would be problematic for the business, although we believe we can operate in a very lean fashion if necessary.